CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2011
Earnings from continuing operations	$29,016		$134,437
Undistributed equity gain from investees	(611)		(1,613)
Income taxes	12,195		74,827
Earnings from continuing operations before income taxes	$40,600		$207,651
Fixed charges:
Interest, long-term debt	$21,916		$81,128
Interest, other (including interest on short-term debt)	4,628		17,423
Amortization of debt expense, premium, net	784		3,110
Portion of rentals representative of an interest factor	113		431
Interest of capitalized lease	462		1,903
Total fixed charges	$27,903		$103,995
Earnings from continuing operations before income taxes	$40,600		$207,651
Plus: total fixed charges from above	27,903		103,995
Plus: amortization of capitalized interest	128		512
Earnings from continuing operations before income taxes and fixed charges	$68,631		$312,158
Ratio of earnings to fixed charges	2.46	x	3.00	x
Total fixed charges from above	27,903		103,995
Preferred stock dividends	16		72
Total fixed charges and preferred stock dividends	27,919		104,067
Ratio of earnings to combined fixed charges and preferred stock dividends	2.46	x	3.00	x